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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13D-1(B) (C), AND (D) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(B)


                              (AMENDMENT NO. 1)


                              CONTOUR ENERGY CO.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                  PREFERRED STOCK, PAR VALUE $1.50 PER SHARE
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  21220C202
             ------------------------------------------------------
                                 (CUSIP Number)

                              August 4, 2000(1)
             ------------------------------------------------------
                  (Date of Event which Requires Filing of this
                                   Statement)

           Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                                |_| Rule 13d-1(b)
                                |X| Rule 13d-1(c)
                                |_| Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(1) Pursuant to Rule 13d-1(e), the Reporting Person filed a Schedule 13D on
June 20, 2000 in connection with his plans to nominate and elect Raymond L. Steele to the Issuer's board of directors. Mr. Steele was not elected to the issuer's board of directors. The Reporting Person no longer holds the securities of the issuer with the purpose or effect of changing or influencing control of the issuer and is therefore filing this Amendment No. 1 to his
Schedule 13G pursuant to Rule 13d-1(h).
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CUSIP NO. 21220C202                     13G                    PAGE 2 OF 4 PAGES
-----------------------------------------------------          -----------------


       1.  NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

               Lloyd I. Miller, III                                  ###-##-####

       2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A)     |_|
                                                                     (B)     |_|

       3.  SEC USE ONLY

       4.  CITIZENSHIP OR PLACE OF ORGANIZATION

               United States
           ----------------------
                                        5. SOLE VOTING POWER
            NUMBER OF
             SHARES                            43,400
          BENEFICIALLY                  6. SHARED VOTING POWER
            OWNED BY                           26,500
              EACH                      7. SOLE DISPOSITIVE POWER
            REPORTING                          43,400
             PERSON                     8. SHARED DISPOSITIVE POWER
              WITH                             26,500
           ----------------------

       9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          69,900

      10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


      11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          5.1%

      12. TYPE OF REPORTING PERSON*

          IN-00**
          ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                 **SEE ITEM 4


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                                                                     Page 3 of 4


Item 1(a).    Name of Issuer:                                                                Contour Energy Co.

Item 1(b).    Address of Issuers's Principal Executive Offices:                              601 Jefferson, Suite 1100
                                                                                             Houston, Texas 77002

Item 2(a).    Name of Person Filing:                                                         Lloyd I. Miller, III

Item 2(b).    Address of Principal Business Office or, if None, Residence:                   4550 Gordon Drive
                                                                                             Naples, Florida 34102

Item 2(c).    Citizenship:                                                                   U.S.A.

Item 2(d).    Title of Class of Securities:                                                  Preferred Stock

Item 2(e).    CUSIP Number:                                                                  21220C202

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A: Not Applicable, this statement is filed pursuant to 13d-1(c)

 Item 4. OWNERSHIP: Miller shares dispositive and voting power on 26,500 shares of the reported securities as an advisor to the trustee of certain family trusts. Miller has sole dispositive and voting power on 43,400 of the reported securities (i) as an individual, and (ii) as the manager of a limited liability company that is the general partner of certain limited partnerships.

             (a)   69,900

             (b)   5.1%

             (c)   (i) sole voting power:                     43,400

                   (ii) shared voting power:                  26,500

                   (iii) sole dispositive power:              43,400

                   (iv) shared dispositive power:             26,500

Item 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

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                                                                     Page 4 of 4

  Item 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
           PERSON:

           Persons other than Lloyd I. Miller III have the right to receive dividends from, or the proceeds from the sale of, the reported securities. None of these persons has the right to direct such dividends or proceeds.


  Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
           COMPANY:

           Not Applicable

  Item 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

           Not Applicable

  Item 9.  NOTICE OF DISSOLUTION OF GROUP:

           Not Applicable

  Item 10. CERTIFICATION:

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purposes or effect.


                                  SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   August 4, 2000
                                                    /s/ Lloyd I. Miller
                                                        ------------------------
                                                        Lloyd I. Miller, III